NR07-19

October 25, 2007

Cardero Initiates Geophysical Study at

La Poma High-Grade Silver-Lead Project

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that an Induced Polarization (IP) Geophysical Survey been initiated on its recently acquired high grade La Poma Silver-Lead property, Salta Province, NW Argentina.  The IP survey will follow up on positive due diligence sampling, which returned silver values up to 1.37 kg/t, up to 15.8% lead and 2.47% copper.

La Poma Project Background

The La Poma Mine (Figure 1) was in production until 1964, with mine workings extending over a 2,000 metre strike length, having utilised both open pit and underground extraction methods.

In early October, Cardero entered into an option agreement to earn a 100% interest in the La Poma property.  An exploration team was on the ground within 2 weeks to begin detailed mapping of geology, structures, alteration and mineralization.

The due diligence program by Cardero confirmed previously reported ore grades and established the exploration potential of the property.  Sampling returned very encouraging ore grades: 30 characterization samples averaged 280g/t silver, 6.05% lead, 0.31% copper, and 753ppm zinc.  Within this batch of samples, 5 samples assayed greater than 0.5kg/t silver including 2 samples greater than 1.0kg/t silver, up to a maximum of 1.37kg/t.  Peak lead grade was 15.8% and peak copper grade was 2.47%.

Induced Polarization (IP) Survey Details

The IP survey at the La Poma property will consist of 12 lines totalling 13 line kilometres.  The survey is designed to image the geometry of the mineralization associated with east – west striking faults within the La Poma sinstral strike-slip fault system.  The survey will provide detailed chargeability and resistivity responses over the entire 400 metre width of the La Poma fault zone and to a depth of 300 metres from surface.

One survey line will cover the interpreted extension of the mineralized fault system as it disappears under recent volcanic cover to the west.

The results of the IP survey, together with detailed structural mapping, will help Cardero geologists to define the most favourable zones of mineralization prior to drill testing.  The IP survey should be complete within the next two weeks, with results and interpretation available shortly thereafter.

IP is a proven geophysical technology that has directly or indirectly resulted in the discovery of significant concentrations of mineralization.  However, the technique is unable to differentiate between productive and non-productive mineralization and is most commonly utilized to geophysically map hydrothermal systems, structures and resistive veins under cover and at depth.  Targets generated will have to be drill tested to determine the extent of mineralization.

Future Work

Contingent on favourable results from the IP survey, a phase I drilling program, which was originally scheduled for early 2008, will be brought forward, most likely beginning before year-end.

Qualified Person and Quality Control/Quality Assurance

EurGeol Mr. Keith J. Henderson, Cardero's Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

About Cardero Resource Corp.

The Company is currently exploring projects in Argentina, Mexico and Peru.  It is actively evaluating new gold, copper and iron projects, while continuing to maintain an ongoing pipeline of prospects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing and content of future anticipated exploration programs and the results thereof and the potential discovery and delineation of mineral deposits/resources/reserves at the Company’s La Poma project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.